UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K/A

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41675

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GOLDEN HEAVEN GROUP HOLDINGS LTD.

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No. 8 Banhouhaichuan Rd
Xiqin Town, Yanping District
Nanping City, Fujian Province, China 353001
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

The sole purpose of this Form 6-K amendment is to revise the record date referenced in Form 6-K/A filed on August 12, 2024 with respect to the annual general meeting of shareholders of the Golden Heaven Group Holdings Ltd., a company incorporated under the laws of the Cayman Islands, from August 14, 2024 to August 5, 2024. Attached hereto as exhibit 99.1 is the revised notice and supplemental proxy statement for the Meeting reflecting the foregoing.

This Report on Form 6-K/A is incorporated by reference into the Report on Form 6-K/A (File No. 001-41675) of the Company, filed with the U.S. Securities and Exchange Commission on August 12, 2024, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit No.	Description
99.1	Revised Notice and Supplemental Proxy Statement of 2024 Annual General Meeting of Shareholders, dated August 13, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.
Date: August 13, 2024	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

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